Filed by Allen Telecom Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 1-06016

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

     The following is a series of slides included in a presentation made to members of the financial analyst community by representatives of Andrew Corporation and Allen Telecom Inc.

Market Leadership

Safe Harbor Some of the statements in this news release are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company's ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Additional Information and Where to Find It

Transaction Highlights Transaction Structure: 100% stock-for-stock transaction Common Equity Value: $504 million Closing Conditions: HSR review Customary closing conditions Target Closing: Expected Q2 CY2003 Aggregate Value: $582 million Pro Forma Ownership: 64% Andrew / 36% Allen Board of Directors: 10 Andrew 2 Allen Exchange Ratio: 1.775 Andrew shares / 1 Allen share

Transaction Rationale Strategic Benefits: Strengthens leadership position in the RF footprint market RF coaxial cables Power amplifiers Filters Base station antennas Adds new growth areas including Geolocation and Repeaters and In- Building Systems Leading supplier of solutions in these markets Provides "end-to-end," highly integrated solutions to customers Financial Benefits: Potential for significant cost savings Estimated in excess of $40 million in synergies post-integration Accretive to earnings in FY2004 Strong balance sheet and enhanced financial flexibility

Product Segmentation Note: (1) Excludes $42MM of Other revenue Antennas Cable Products RF Power Amplifiers Filters Geolocation Repeaters & In-building Systems Annual Sales 306 482 306 144 89 111 Annual Sales(1) ($MM) #1 #2 #1 #1 #1 #1

Power Amplifiers PerforMax(tm) Base Station Antennas Tower-top Amplifiers ValuLine(r) Antennas Filters and Diplexers HELIAX(r) LDF and VXL Cables Elliptical Waveguide Geolocation In-building Applications Consolidating the RF Path

Established Leadership Across RF Footprint Andrew / Allen RFS REMEC Powerwave Filtronic Cable Base Station Antennas Power Amplifiers Filters In-Building Systems Geolocation Complete RF Subsystem LGP / Allgon Kathrein

Unrivaled Scale... Andrew/ Allen REMEC Powerwave LGP/ Allgon Filtronic Note: (1) Total capitalization defined as market value of equity on 2/14/03 and book value of total debt and convertible securities Total Capitalization (1) ($MM)

Andrew/Allen 104 REMEC 40 Powerwave 33 Filtronic 44 LGP/Allgon 31 ....and Market Strength Andrew/Allen 1480 REMEC 307 Powerwave 385 Filtronic 385 LGP/Allgon 287 CY2002 Sales (1) CY2002 R&D (1) ($MM) ($MM) Andrew/ Allen REMEC Powerwave LGP/ Allgon Filtronic Andrew/ Allen REMEC Powerwave Filtronic LGP/ Allgon Note: (1) Based on latest quarterly SEC filings and earnings releases; Andrew pro forma for Celiant; REMEC based on street estimated post merger integration figures

1st Qtr Cables 34 Antennas 21 Power Amplifiers 21 Geolocation 6 Filters 10 Repeaters/In-Building 8 Geographic Mix Product Segments Diversified Revenue Base Antennas Geolocation Filters Cables 1st Qtr North America 47 EMEA 28 Latin America 14 Asia 11 North America Europe, Africa & Middle East Latin America Asia Power Amplifiers Repeaters/ In-Building

Established Relationships with Blue Chip Customers OEMs/Integrators Operators/Users Others Mobile Note: many logos repasted in as .gifs since this will not be printed, and bitmaps look better onscreen Restore from 2-15 backup if wmfs are needed

1998 2001 2005 2.5 3 4.5 0.5 4.4 11.5 Strategy For Growth Increase Our Addressed Wireless Markets Increase Our Market Share Expand Globally $3.0 $7.4 $16.0 More Room To Grow Global Addressed Markets ($Bn) New Traditional

Market Opportunity Global Wireless Subscribers 1998-2005 1st Qtr 2001 0.94 2002 1.1 2003 1.23 2004 1.33 2005 1.42 Global Wireless Subscribers Global Minutes of Use (MOU) Global Wireless Minutes of Use (MOU) 1st Qtr 1999 180 2000 250 2001 400 2002 580 2003 750 2004 820 2005 1000 Source: Street Estimates, Gartner Group 10% 5-YR ('01-'05E) CAGR 26% 5-YR ('01-'05E) CAGR (Bn) (Bn)

Our Market Still Projects Modest Growth ($Bn) 2002 2003 2004 2005 2006 Total Wireless Infrastructure 41.9 37.8 35.7 34.2 33.1 RF Footprint 17 17.3 17.8 20.6 22 Andrew addresses the RF footprint segment of the market Total Wireless Infrastructure RF Footprint Source: Morgan Stanley Research January 2003, Dell'Oro Group

Power Amplifier Market 2002E 2003E 2004E 2005E 2006E Implied PA Mkt 7.5 8 9 10 11 Total RF Footprint 17 17.3 17.8 20.6 22 Total RF Footprint Implied Power Amplifier Market Source: Morgan Stanley, January 2003 $1.4Bn $1.5Bn $1.7Bn $2.1Bn $2.5Bn $17.0Bn $17.3Bn $17.8Bn $20.6Bn $22.0Bn 7% 13% 23% 19%

Global Power Amplifier Market 2001 2002 2003 2004 2005 2006 Outsourced 0.4 0.7 0.8 1 1.2 1.5 Captive 0.8 0.7 0.7 0.7 0.9 1 Captive Outsourced Source: Morgan Stanley, Andrew $1.2 1.4 1.5 1.7 2.1 $2.5 30% 70% 40% 60% OEMs accelerating outsourcing

Andrew Overview

Andrew Overview Leading pure play in wireless subsystem infrastructure technology Fiscal 2002 revenues of $865MM Founded in 1937; Headquartered in Orland Park, IL Over 4,500 employees worldwide $900MM market capitalization Blue Chip customer base Over 1,000 customers in 170 countries 71 sales offices worldwide Manufacturing facilities in 12 countries Broad wireless subsystem infrastructure platform Wireless Infrastructure Fixed Telecom Subsystem Solutions Broadcast Antenna Systems Telematics In-Building Communications

A Leader in Growth Markets- Wireless Communications

A Leader in Growth Markets- Fixed Telecom Subsystems

A Leader in Growth Markets- Broadcast Antenna Systems HELIAX(r) Air Dielectric Coaxial Cable Stacker(tm) Antenna Terrestrial Microwave Antennas Earth Station Antennas TRASAR(r) DTV Antenna Top Mount NXT2000 Dehydrator Trinity Combiner(tm) MACXLine(r) Premium Rigid Line HELIAX(r) Elliptical Waveguides UHF Broadband Antennas VHF Superturnstile Antennas

Subscriber Antenna Gateway Antennas and Sub-Systems 8.1m Ka-band Gateway Antennas A Leader in Growth Markets- Broadband Satellite Systems

A Leader in Growth Markets- In-Building/Distributed Communications

Allen Telecom Overview

Allen Telecom Overview Leading supplier of wireless infrastructure with strong market share Strong relationships with 6 of 7 leading OEM's as well as over 200 global wireless carriers Base Station Antennas #2 in World Wireless Repeaters and In-Building Systems #1 in World Base Station Subsystems and Components #2 in World Network-Based Geolocation (E911) #1 in World Market Share Leader

Base Station Subsystems and Components One of two major worldwide players in filters / combiners Preferred supplier to six of top seven OEM's Integrated suppliers to OEM's Fiber Distribution Systems New Product Pipeline

Repeaters and In-Building Coverage World's largest manufacturer of Wireless Repeaters Current growth driven by innovative solutions In-train Repeaters - Provide continuous coverage and high-speed hand-off Boosters - Extends reach of existing networks Urban Distributed Antenna Systems In-Building Coverage Systems

Base Station and Mobile Antennas 80% of Allen's business driven by base station Leading domestic market share Base Station and Mobile Antennas Growth Opportunities Dual-Band (base station & mobile) Satellite Digital Audio Radio (SDAR) Customers include XM Radio and Sirius

Wireless Engineering and Consulting Services #1 Spectrum Management Solutions Microwave Radio Links RF Consulting and Engineering Software Solutions Network Design Radiation Safety

Geolocation Products Network-based E911 solutions Signed multi-year contracts with Verizon Wireless and AT&T Wireless in 2001 $8 million in shipments in CY2001 $87 million in shipments in CY2002 New multi-year contracts in 2002 Triton PCS Rural Cellular Advantage Cellular Centennial Wireless HickoryTech Eloqui Dobson Backlog approximately $87 million as of December 31, 2002

At the base station Allen's Network-Based E911 Solution Approximately 156,000 E911 calls per day FCC is mandating that carriers implement an E911 solution between 2002 and 2005 Solutions can be either network based or handset based Allen's network based solution - Geometrix(r) GSM - 1xRTT TDMA - iDEN CDMA - Analog

The Future for Geolocation Success/Failure of Competitive Alternatives FCC Regulatory/Enforcement Expansion of Existing Contracts GSM 1xRTT Single Nationwide Network $300-$400 million The largest of only two providers of network-based systems

Pro Forma Financial Overview

Compelling Financial Profile Accretive to pro forma earnings per share post-integration Accelerates revenue growth and diversification Unrivaled scale and product breadth Pro forma CY2002 revenues of $1.5 billion Pro forma CY2002 R&D spending of $104 million Substantial revenue upside in new growth areas Significant merger synergy opportunities Strong balance sheet and enhanced financial flexibility Combined positive cash flow

Integration Integration planning has commenced Manufacturing Research and development Operations and materials costs Sales and marketing Administration Estimated $40MM+ synergies post-integration $20MM estimated achieved during FY2004 $40MM annual run rate by Q4 FY2004 Combined platform generates new customer opportunities

Pro Forma Financial Summary Revenues Gross Profit ($MM) Pro Forma CY2002 (2) 1,480 390 Andrew CY2002 (1) 1,063 287 Allen CY2002 417 103 Note: (1) Pro forma for the acquisition of Celiant (2) Excludes synergies and transaction adjustments Total Assets Cash Net Debt 1,627 119 20 1,098 71 (8) 529 48 28 Income Statement Balance Sheet

Transaction Rationale Strategic Benefits: Strengthens leadership position in the RF footprint market RF coaxial cables Power amplifiers Filters Base station antennas Adds new growth areas including Geolocation and Repeaters and In- Building Systems Leading supplier of solutions in these markets Provides "end-to-end," highly integrated solutions to customers Financial Benefits: Potential for significant cost savings Estimated in excess of $40 million in synergies post-integration Accretive to earnings in FY2004 Strong balance sheet and enhanced financial flexibility

Additional Information and where to find it

Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

Safe Harbor Statement

Some of the statements in this document are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company’s ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers’ ability to fund purchases of our products and services, the company’s ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

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